                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                      AMENDMENT NO. 3 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D

                      DATA PROCESSING RESOURCES CORPORATION
          -------------------------------------------------------------
                            (Name of Subject Company)

                              COMP ACQUISITION CO.
                              COMPUWARE CORPORATION
          -------------------------------------------------------------
                                   (Bidders)

                           COMMON STOCK, NO PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    23-7823109
          -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           THOMAS COSTELLO, JR., ESQ.
                              COMP ACQUISITION CO.
                              COMPUWARE CORPORATION
                           31440 NORTHWESTERN HIGHWAY
                         FARMINGTON HILLS, MI 48334-2564
                            TELEPHONE: (248) 737-7300
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:
                              DAVID W. HEALY, ESQ.
                             DOUGLAS N. COGEN, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                               PALO ALTO, CA 94306
                            TELEPHONE: (650) 494-0600

CUSIP NO.  23-7823109              SCHEDULE 14D-1      PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     Name of Reporting Person;
          S.S. or I.R.S. Identification No. of Above Person

          COMP Acquisition Co.
          To be applied for, if necessary
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC use only

          ---------------------------------------------------------------------

  (4)     Sources of Funds AF

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f)                                              [   ]

          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          California
          ---------------------------------------------------------------------

  (7)     Aggregate Amount Beneficially Owned by Each Reporting Person

          Directly: 14,401,167 shares of Common Stock
          ---------------------------------------------------------------------

  (8)     Check Box if the Aggregate Amount in Row (7) Excludes Certain
          Shares                                                          [   ]

          N/A
          ---------------------------------------------------------------------

  (9)     Percent of Class Represented by Amount in Row (7)

          97.5% of outstanding Common Stock (based on 14,775,361 shares of Common Stock issued and outstanding as of August 2, 1999).
          ---------------------------------------------------------------------

 (10)     Type of Reporting Person

          CO
          ---------------------------------------------------------------------

CUSIP NO.  23-7823109              SCHEDULE 14D-1      PAGE   3   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     Name of Reporting Person;
          S.S. or I.R.S. Identification No. of Above Person

          Compuware Corporation
          38-2007430
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC use only

          ---------------------------------------------------------------------

  (4)     Sources of Funds WC, BK

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f)                                              [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          Michigan
          ---------------------------------------------------------------------

  (7)     Aggregate Amount Beneficially Owned by Each Reporting Person

          Indirectly: 14,401,167 shares of Common Stock.
          ---------------------------------------------------------------------

  (8)     Check Box if the Aggregate Amount in Row (7) Excludes Certain
          Shares                                                          [   ]

          N/A
          ---------------------------------------------------------------------

  (9)     Percent of Class Represented by Amount in Row (7)

          97.5% of outstanding Common Stock (based on 14,775,361 shares of Common Stock issued and outstanding as of August 2, 1999).
          ---------------------------------------------------------------------

 (10)     Type of Reporting Person

          CO
          ---------------------------------------------------------------------

        This Amendment No. 3 (this "Final Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on June 30, 1999, as amended by Amendments Nos. 1 and 2 thereto filed on July 6, and July 20, 1999, respectively (the "Schedule 14D-1"), relating to the offer by COMP Acquisition Co., a California corporation ("Purchaser") and wholly owned subsidiary of Compuware Corporation, a Michigan corporation ("Compuware"), to purchase all outstanding shares of Common Stock, no par value (the "Shares"), of Data Processing Resources Corporation, a California corporation (the "Company"), at $24.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer and the
Schedule 14D-1.

        In accordance with General Instruction F to Schedule 14D-1, this Final Amendment also constitutes a statement on Schedule 13D with respect to the acquisition by Purchaser of the Shares as more fully described below.

        Item 4 of the Schedule 14D-1 is hereby amended as follows:

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)-(c) The total amount of funds required by Purchaser to consummate the Offer and the Merger is estimated to be approximately $354.6 million (assuming the Purchase of all Shares outstanding), plus approximately $2.5 million to pay related fees and expenses. In addition, as indicated in Section 10 of the Offer to Purchase under the heading "Convertible Notes," the Company will be required to offer to repurchase its 5 1/4% Convertible Subordinated Notes due 2005 (the "Notes") following the earlier of the consummation of the Offer or Merger, for the aggregate principal amount of $115 million plus accrued interest. Purchaser plans to obtain all the funds needed for the Offer and the Merger, and to repurchase the Notes, from Compuware. Compuware will obtain such funds in part from the credit facility referred to below. As of March 31, 1999, Compuware had approximately $193 million in cash and cash equivalents and approximately $310 million in short term investments. Neither Purchaser nor Compuware has conditioned the Offer or the Merger on obtaining financing.

        On June 30, 1999, Compuware countersigned a commitment letter, dated June 29, 1999, from Morgan Stanley Senior Funding, Inc. ("Morgan Stanley") and Comerica Bank ("Comerica"), pursuant to which Morgan Stanley and Comerica committed to provide a credit facility to Compuware on certain terms and conditions. As contemplated by the commitment letter, Compuware, Morgan Stanley, Comerica and various other lenders entered into a credit agreement, dated as of August 3, 1999. While the credit agreement provides that Morgan Stanley and Comerica are obligated to provide to Compuware, on specified terms and subject to specified conditions, up to $900 million in credit financing (Morgan Stanley is obligated to provide $540 million of the total commitment, and Comerica is obligated to provide $360 million), it is expected that they will act as agents for a syndicate of financial institutions which, together with Morgan Stanley and Comercia, will provide the credit facility.

        Approximately $300 million from the credit facility was advanced to Compuware on August 4, 1999 to finance a portion of the purchase price of the Shares pursuant to the Offer and to pay certain fees and expenses relating to the credit facility. The balance of the purchase price was funded with Compuware's own funds. The remaining funds needed by Compuware to purchase Shares pursuant to the Merger, to repurchase Notes, to finance the payments to be made upon the exercise of options to purchase Shares and to pay related fees and expenses is expected to come from Compuware's internal sources and/or from further borrowings under the credit facility. The balance of the credit facility is expected to be used for other corporate purposes.

        The credit facility is a four year senior bank revolving credit facility, with scheduled reductions of the commitments under the facility of $100 million, $100 million and $700 million at the end of the second, third and fourth years, respectively. Outstanding loans under the credit facility are to be repaid if at any time their aggregate principal amount exceeds the then total credit facility commitment. The interest rates on outstanding loans under the credit facility will, at Compuware's option, be either (i) the Eurodollar rate, plus a margin of 1.25% initially, or (ii) the higher of the Comerica prime rate or 0.5% over the federal funds rate, plus a margin of 0.25% initially. In addition, the credit agreement provides for commitment fees on the unutilized commitments under the credit facility of 0.25% per annum initially. The interest rate margins and commitment fees will be adjusted after six months according to Compuware's then credit rating.

        The credit agreement contains representations, warranties, covenants, events of default and conditions customary for credit facilities of this size and type. Compuware has agreed to pay certain fees to Morgan
Stanley and Comerica with respect to the commitment letter and to Morgan Stanley, Comerica and the other lenders with respect to the credit facility. Compuware also has agreed to reimburse certain expenses of Morgan Stanley and Comerica in connection with the commitment letter and to provide customary indemnities to Morgan Stanley, Comerica and the other lenders in connection with the credit facility.

        The foregoing summary of the sources and amount of funds is qualified in its entirety by reference to the text of the credit agreement, including the exhibits and schedules thereto, and the commitment letter. A copy of the credit agreement is attached as Exhibit (b)(2) to this Final Amendment. A copy of the commitment letter is attached as Exhibit (b)(1) to Amendment No. 1 to the
Schedule 14D-1.

    Although no definitive plan or arrangement for repayment of borrowings under the credit facility has been made, Compuware anticipates such borrowings will be repaid with internally generated funds (including funds of the Company) and from other sources which may include the proceeds of future bank financings or the public or private sale of debt or equity securities. No decision has been made concerning the method Compuware will use to repay the borrowings under the credit facility. Such decision will be made based on Compuware's review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and such other factors as Compuware may deem appropriate.

        Item 6 of the Schedule 14D-1 is hereby amended to read in its entirety as follows:

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Compuware") of the Offer to Purchase is incorporated herein by reference.

        The Offer expired at 12:00 midnight, Eastern Time, Wednesday, July 28, 1999. Purchaser was advised by EquiServe, the Depositary for the Offer, that based on a preliminary count 13,880,180 Shares, or in excess of 93% of the outstanding Shares of the Company (excluding Shares tendered subject to guarantees of delivery or receipt of additional documentation), were tendered in response to the Offer (exceeding the 91% minimum tender condition). The results of the Offer were publicly announced in a press release on Thursday, July 29, 1999, a copy of which is attached as Exhibit (a)(9) to this Final Amendment.

        On Wednesday, August 4, 1999, Purchaser accepted for payment and purchased a total of 14,401,187 Shares, constituting all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Shares purchased represent approximately 97.5% of the 14,775,361 shares of the Company outstanding on such date.


        Item 10 of the Schedule 14D-1 is hereby amended by inserting the following at the conclusion thereof:

ITEM 10. ADDITIONAL INFORMATION.

        The waiting period under the pre-merger notification requirement of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Offer and follow-on Merger expired on July 15, 1999.

   Item 11 of the Schedule 14D-1 is hereby amended by adding the following exhibits:

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT NUMBER                            EXHIBIT NAME
-----------------    -----------------------------------------------------------
     (a)(9)          Text of Press Release by Compuware dated July 29, 1999

     (b)(2)          Credit Agreement, dated as of August 3, 1999, among
                     Compuware Corporation, Various Lenders, Comerica Bank, as
                     Administrative Agent and Co-Arranger, and Morgan Stanley
                     Senior Funding, Inc., as Lead Arranger, Syndication Agent and Book Manager


                                    SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

August 17, 1999

                                       COMP ACQUISITION CO.

                                       By:     /S/ THOMAS COSTELLO, JR.
                                               ---------------------------------
                                       Name:   Thomas Costello, Jr.
                                       Title:  Vice President and Secretary


                                       COMPUWARE CORPORATION

                                       By:     /S/ LAURA FOURNIER
                                               ---------------------------------
                                       Name:   Laura Fournier
                                       Title:  Senior Vice President and
                                                 Chief Financial Officer

                                  EXHIBIT INDEX

 EXHIBIT NUMBER                            EXHIBIT NAME
-----------------    -----------------------------------------------------------
     (a)(9)          Text of Press Release by Compuware dated July 29, 1999

     (b)(2)          Credit Agreement, dated as of August 3, 1999, among
                     Compuware Corporation, Various Lenders, Comerica Bank, as
                     Administrative Agent and Co-Arranger, and Morgan Stanley
                     Senior Funding, Inc., as Lead Arranger, Syndication Agent and Book Manager




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